[Letterhead of Stifel Nicolaus]

Exhibit 1.1

January 17, 2008

PERSONAL AND CONFIDENTIAL

Mr. Dennis T. Ward

President and Chief Executive Officer

Federal Trust Corporation

312 West 1st Street

Sanford, Florida 32771

Dear Mr. Ward:

This letter is to confirm our understanding of the basis upon which Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) is being engaged to act as financial advisor and marketing agent for Federal Trust Corporation (together with any present and future subsidiaries and affiliates of Federal Trust Corporation, the “Company”), in seeking, arranging, negotiating and generally advising with respect to the proposed offering of common stock of the Company. It is expected that the proposed offering, designed to raise between $20 and 30 million, will be structured to incorporate non-transferable subscription rights (“Rights”) to purchase common stock which will be granted to the shareholders of the Company (the “Rights Offering”). At the conclusion of the Rights Offering, unsubscribed for shares of common stock will be sold to standby purchasers (the “Standby Purchasers”) or other investors (the “Other Investors”) identified and arranged by Stifel Nicolaus (the “Standby Offering). The Rights Offering and the Standby Offering shall hereinafter be collectively referred to as the “Offering” or the “Financing.”

I. The Offering; Services of Stifel Nicolaus

A. Based upon current market conditions and Company prospects, it is expected that Rights will be made available to all shareholders on the basis of their proportional ownership as of a to be determined date. The actual proportion will be determined prior to commencement of the Rights Offering in consultation with the Company. These Rights will entitle shareholders to purchase common stock of the Company at a price to be established by the Company, in consultation with Stifel Nicolaus.

In order to enhance the prospects for the Offering, a portion of the Offering will be reserved for purchase by Standby Purchasers arranged by Stifel Nicolaus. To the extent shares remain available, additional shares may be sold to Other Investors identified and arranged by Stifel Nicolaus. The price of the Shares sold through the Rights Offering and Standby Offering shall be the same.

The amount, price and other terms of the Offering will be determined in consultation with Stifel Nicolaus and will be based upon prevailing market conditions and a number of other factors, including, but not limited to the following: (i) the number of shares to be sold through the Offering; (ii) the earnings of the Company; (iii) the current financial position and future prospects of the Company; (iv) the market price of the outstanding publicly traded shares of the common stock; and (v) the condition of the credit and equity markets and particularly as they relate to securities of Florida-based financial institutions.

During the term of this engagement (as defined in Section IV(A), below), Stifel Nicolaus will be the financial advisor and marketing agent to the Company with respect to the Offering.

B. Advisory Services – In undertaking its role as financial advisor, Stifel Nicolaus anticipates that its activities would include the following:

i. Participation in drafting the prospectus and the subscription forms;

ii. Developing a marketing plan;

iii. Providing specifications and assistance in selecting a printer and other professionals;

iv. Coordinating the logistical effort of the professionals involved in preparing for the Financing.

C. Administrative Services – Stifel Nicolaus will manage the Rights Offering and as such our responsibilities include:

i. Work with management to obtain stockholder records including phone numbers;

ii. Provide instruction to DTC, IECA and reorganization department of broker-dealers holding shares belonging to current stockholders;

iii. Prepare procedures for processing orders and cash, and for handling requests;

iv. Educate the Company’s directors, officers and employees on the proper response to purchase inquiries;

v. Prepare daily sales reports for management and ensure funds received balance to such reports;

vi. Establish processes for the tracking of sales prospects, processing stock orders and preparing daily sales reports.

D. Securities Marketing Services – Stifel Nicolaus will use various sales techniques tailored to fit the Company’s specific situation. Stifel Nicolaus’ specific actions include:

i. Assign licensed registered representatives from our staff to solicit orders;

ii. Conduct a telemarketing campaign to the existing stockholders;

iii. Continually advise management on market conditions and investor responsiveness of the offering;

iv. Contact institutional and other appropriate investors with respect to arranging Standby Purchasers;

v. Arrange for meetings with potential Standby Purchasers;

vi. Assist in negotiation of agreements with Standby Purchasers; and

vii. If appropriate, arrange for selected FINRA member broker-dealers (the “Selling Group”) to assist in arranging Standby Purchasers. This Selling Group will include Stifel Nicolaus and be sole managed by Stifel Nicolaus.

E. During the term of this Agreement, the Company will not offer any Securities for sale to, or solicit any offers to buy from, any person or persons, whether directly or indirectly, other than through Stifel Nicolaus.

F. Except as may otherwise be required by law, from the date hereof until the Offering is terminated, abandoned or consummated, financial news releases and filings under the Securities Exchange Act of 1934 will be provided to Stifel Nicolaus with ample time to comment thereon, prior to their being filed or made public.

G. Prior to the Offering the Company, its Senior Management, and directors (along with certain lead Standby Purchasers) will execute “lockup” agreements with Stifel Nicolaus agreeing that for a period of 180 days after the Offering they will not sell any securities of the Company without the consent of Stifel Nicolaus.

H. The Offering is expected to take place during the second quarter of 2008. This timing could, of course, be delayed if unexpected circumstances develop.

I. Stifel Nicolaus intends to assist the Company in conducting the Offering only after execution of an Agency Agreement, which will include customary representations and warranties, covenants, conditions, termination provisions and indemnification, contribution and limitation of liability provisions, all satisfactory to Stifel Nicolaus in its sole discretion. Stifel Nicolaus’ willingness to execute an agency agreement and conduct the Offering will be subject to the approval of Stifel Nicolaus’ Commitment Committee and to its satisfaction, in its sole discretion and judgment, with a number of other factors, including but not limited to the following:

i. There being no material adverse change in the condition or operation of the Company;

ii. Satisfactory disclosure of all relevant financial information in the disclosure documents and determination that the sale of the common stock is reasonable given such disclosures;

iii. The current financial position, earnings performance and future prospects of the Company;

iv. Receipt of a “comfort letter” from the Company’s accountants containing no exceptions; and

v. The condition of the credit and equity markets and particularly as they relate to securities of financial institutions.

II. Representations, Warranties, Terms and Conditions

The Company hereby represents and warrants to, and agrees with, Stifel Nicolaus as follows:

A. This Agreement has been duly authorized and represents the legal, valid, binding and enforceable obligation of the Company and that neither this Agreement nor the consummation of the transactions contemplated hereby requires the approval or consent of any governmental or regulatory agency or violates any law, regulation, contract or order binding on the Company.

B. Stifel Nicolaus’ services in obtaining the Financing are fully performed at the time the Financing closes (or at the time the Company fails to close as further described in Section III (A)).

C. Stifel Nicolaus is hereby granted the sole and exclusive right and authority to act as financial advisor and marketing agent to the Company as well as to locate Financing sources and to obtain one or more commitments for the Financing (individually a “Commitment” and collectively the “Commitments”) during the term of this Agreement. If the Company accepts or otherwise enters into any Commitment during the term of this Agreement and the Company closes the Financing under such Commitment, whether or not such Financing or Commitment was arranged through Stifel Nicolaus (although such closing may occur subsequent to the expiration of this Agreement), the Company expressly agrees that Stifel Nicolaus’ services have been fully performed as outlined herein, and the Company shall pay Stifel Nicolaus compensation as outlined herein. In order that the Company and Stifel Nicolaus can best coordinate efforts to obtain a Commitment satisfactory to the Company, the Company agrees that it will not initiate or engage in any discussions relating to a Financing during the term of this Agreement except through Stifel Nicolaus.

D. Stifel Nicolaus and the Company shall jointly develop and maintain a list (the “List”) of potential investors with whom either Stifel Nicolaus or the Company has had contact with respect to a Financing. In this regard, the Company shall present to Stifel Nicolaus the names of all potential Investors with whom the Company has had contact with respect to the Financing during the term of this Agreement and all such parties shall be included on the List. Should the Company accept during the 12 month period commencing upon termination or expiration of this Agreement and close any Commitment for a financing from any entity (or any registered or unregistered affiliate thereof) included (or which should have been included) on the List, the Company expressly agrees that Stifel Nicolaus will have fully performed its services and will be entitled to compensation as provided herein.

E. The Company will furnish Stifel Nicolaus with all information and material (collectively, the “Documents”) concerning the Company, and the Financing which Stifel Nicolaus requests in connection with the performance of its obligations hereunder. The Company represents and warrants that all information made available to

Stifel Nicolaus by the Company or contained in the Documents will, at all times during the period of the engagement of Stifel Nicolaus hereunder, be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. The Company further represents and warrants that any projections provided to Stifel Nicolaus or contained in the Documents will have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable. The Company acknowledges and agrees that in rendering its services hereunder, Stifel Nicolaus will be using and relying upon, without any independent investigation or verification thereof, all information that is or will be furnished to Stifel Nicolaus by or on behalf of the Company and on publicly available information, and Stifel Nicolaus will not in any respect be responsible for the accuracy or completeness of any of the foregoing kinds of information, and that Stifel Nicolaus will not undertake to make an independent appraisal of any of the assets of the Company. The Company understands that in rendering services hereunder Stifel Nicolaus does not provide accounting, legal or tax advice and will rely upon the advice of counsel to the Company and other advisors to the Company as to accounting, legal, tax and other matters relating to the Financing or any other transaction contemplated by this Agreement.

F. In connection with engagements of the nature covered by this Agreement, it is Stifel Nicolaus’ practice to provide for indemnification, contribution, and limitation of liability. By signing this Agreement, the Company agrees to the provisions attached to this Agreement (Attachment A), which provisions are expressly incorporated by reference herein.

G. The Company shall make or cause to be made state “blue sky” applications in such states and jurisdictions as shall be required by law in connection with the Financing. It shall be the Company’s obligation to bear all blue sky counsel fees and expenses.

III. Compensation/Payment for Services Performed

In consideration for Stifel Nicolaus’ services hereunder, the Company shall compensate Stifel Nicolaus as follows:

A. The Company shall pay or cause Stifel Nicolaus to be paid as follows:

(a) An advisory and management fee (the “Advisory Fee”) of $100,000 in connection with the advisory and administrative services set forth above, $50,000 due upon the execution of this Agreement and $50,000 due when the Offering is declared effective.

(b) A placement fee (the “Placement Fee”) equal to one percent (1.0%) of the dollar amount of common stock sold to holders of the Company’s common stock pursuant to the Rights Offering, subject to a minimum of $150,000. A fee of five percent (5.0%) of the dollar amount of common stock sold to the Standby Purchasers (whether they purchase in the Rights Offering or otherwise) and Other Investors. It is understood that Stifel Nicolaus may, in its sole discretion, establish a concession to be paid for stock sold to Standby Purchasers and Other Investors arranged by Stifel Nicolaus or another member of the Selling Group and the Company shall have no further fee obligation associated with these sales.

(c) If either the Advisory Fee or the Placement Fee is not fully paid when due, the Company agrees to pay all costs of collection or other enforcement of Stifel Nicolaus’ rights hereunder, including but not limited to attorneys’ fees and expenses, whether collected or enforced by suit or otherwise. The Advisory Fee and Placement Fee are not negotiable and are not subject to any reduction, set-off, counterclaim or refund for any reason or matter whatsoever.

(d) In the event that the Company or one or more of its shareholders enters into one or more preliminary or definitive agreements or transactions pursuant to which, directly or indirectly, control of or a majority interest in the Company (including, without limitation, a majority of the outstanding capital stock of the Company), or any of its businesses, or a majority of its assets is to be transferred for consideration (a “Sale of the Company”) and such preliminary or definitive agreement or transaction is entered into prior to consummation of the Financing or in lieu thereof, then the Company will pay to Stifel Nicolaus, upon the consummation of the Sale of the Company, as consideration for its services hereunder, an advisory fee not less than 1.5% of the full transaction value of the Sale of the Company, including without limitation all consideration paid or payable by an acquiring party to a selling party in connection with such Sale of the Company. Notwithstanding the foregoing, any transaction in which securities of the Company are issued shall constitute a Financing and not a Sale of the Company.

(e) The Company hereby grants Stifel Nicolaus a right of first refusal to act as the Company’s lead managing underwriter, exclusive placement agent, exclusive financial advisor or in any other similar capacity (on terms consistent with comparable type and size transactions as agreed to by the parties), in the event the Company retains or otherwise uses (or seeks to retain or use) the services of an investment bank or similar financial advisor to pursue at any time during the term of this Agreement or within 12 months after the expiration or termination of this Agreement, a registered, underwritten public offering of securities, a private placement of securities, a merger, acquisition of another company or business, change of control, a Sale of the Company, a joint venture, a sale of all or substantially all assets, a securitization of assets, or other similar transaction (regardless of whether the Company would be considered an acquiring party, a selling party or neither in such transaction). Nothing contained herein, however, constitutes an obligation of Stifel Nicolaus to serve as lead managing underwriter, placement agent, exclusive financial advisor or in any other similar capacity.

B. The Company understands that a Standby Purchaser or Other Investor providing the Financing may be interested in providing other financing for the benefit of the Company. The Company agrees to compensate Stifel Nicolaus in the same manner and in the same percentage as the Placement Fee provided in Section III (A) above of the amount of any financing from the Standby Purchaser or Other Investor or any affiliate thereof which, within 12 months from the expiration or termination date of this Agreement, may be committed to or paid to the Company, or to any other person or entity that currently is or hereafter may be affiliated with, associated with, owned by or owning, or controlled by, controlling or under common control with the Company.

C. In addition to the fees described in Sections III(A) and III(B) above and the obligation of the Company to pay certain expenses set forth in Section II(F) above, and whether or not any Financing is consummated, the Company will pay all of Stifel Nicolaus’ reasonable out-of-pocket expenses (including, without limitation, expenses related to document and presentation materials, travel, external database and communications services, courier and delivery services, and the fees and expenses of its outside legal counsel) incurred in connection with this engagement. Stifel Nicolaus agrees not to incur counsel fees in excess of $100,000 (excluding Blue Sky fees and expenses) without the prior written consent of the Company. Stifel Nicolaus’ other direct out-of-pocket expenses will not exceed $25,000 without the prior written consent of the Company. Stifel Nicolaus’ general out-of-pocket and legal expenses will be billed to the Company monthly and be payable as submitted. Upon request of the Company, Stifel Nicolaus shall submit copies of all bills and receipts for expenses to be reimbursed and shall cooperate with Company’s review of such expenses.

IV. Miscellaneous

A. The term of this engagement will continue until the earlier of twelve months from the date hereof or until terminated in the manner provided for in this Section. Either party may terminate Stifel Nicolaus’ engagement hereunder at any time by giving the other party at least 30 days’ prior written notice. Notwithstanding the foregoing, Stifel Nicolaus may terminate this Agreement at any time if (i) it reasonably determines that results from its due diligence review of the Company’s business, management and future prospects are unsatisfactory or (ii) its Commitment Committee does not approve proceeding with this transaction. The provisions of Sections II(D), II(E), II(F), III(A), III(B), III(C), IV(C), IV(D), IV(E), IV(F) and IV(G) hereof shall survive any expiration or termination of this Agreement.

B. Stifel Nicolaus is being retained to serve as financial advisor and marketing agent solely to the Company, and it is agreed that the engagement of Stifel Nicolaus is not, and shall not be deemed to be, on behalf of, and is not intended to, and will not, confer rights or benefits upon any shareholder or creditor of the Company or upon any other person or entity. No one other than the Company is authorized to rely upon this engagement of Stifel Nicolaus or any statements, conduct or advice of Stifel Nicolaus, and no one other than the Company is intended to be a beneficiary of this engagement. All opinions, advice or other assistance (whether written or oral) given by Stifel Nicolaus in connection with this engagement are intended solely for the benefit and use of the Company and will be treated by the Company as confidential, and no opinion, advice or other assistance of Stifel Nicolaus shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public or other references to Stifel Nicolaus (or to such opinions, advice or other assistance) be made without the express prior written consent of Stifel Nicolaus.

C. The Company agrees that, following the closing or consummation of a Financing, Stifel Nicolaus has the right to place advertisements in financial and other newspapers and journals at its own expense, describing its services to the Company and a general description of the Financing. The Company shall have the right to pre-approve such advertisements, such approval not to be unreasonably withheld.

D. The Company represents and warrants that there are no brokers, representatives or other persons that have an interest in any compensation due to Stifel Nicolaus from any transaction contemplated herein.

E. The terms and provisions of this Agreement are solely for the benefit of the Company and Stifel Nicolaus and the other Indemnified Persons and their respective successors, assigns, heirs and personal representatives, and no other person shall acquire or have any right by virtue of this Agreement. The Company and Stifel Nicolaus acknowledge and agree that Stifel Nicolaus is acting as an independent contractor, and is not a fiduciary of, nor will its engagement hereunder give rise to fiduciary duties to, the Company. This Agreement represents the entire understanding between the Company and Stifel Nicolaus with respect to the Financing and Stifel Nicolaus’ engagement hereunder, and all prior discussions are merged herein. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF FLORIDA WITHOUT REGARD TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAWS, AND MAY BE AMENDED, MODIFIED OR SUPPLEMENTED ONLY BY WRITTEN INSTRUMENT EXECUTED BY EACH OF THE PARTIES HERETO.

F. It is understood that Stifel Nicolaus’ obligation under this Agreement is to use its commercially reasonable efforts throughout the period for which it acts as the Company’s exclusive agent as described herein. Stifel Nicolaus’ engagement is not intended to provide the Company or any other person or entity with any assurances that any Financing or other transaction will be consummated, and in no event will Stifel Nicolaus be obligated to purchase Securities for its own account or the accounts of its customers.

G. The parties hereby submit to the jurisdiction of and venue in the federal courts located in the City of Orlando, Florida in connection with any dispute related to this Agreement, any transaction contemplated hereby, or any other matter contemplated hereby. If for any reason jurisdiction and/or venue is unavailable in such federal courts, then the parties hereby submit to the jurisdiction of and venue in the state courts located in such city in connection with any such dispute or matter. In addition, the parties hereby waive any right to a trial by jury with respect to any such dispute or matter.

If the foregoing correctly sets forth the entire understanding and agreement between Stifel Nicolaus and the Company, please so indicate in the space provided for that purpose below and return an executed copy to us, whereupon this letter shall constitute a binding agreement as of the date first above written.

Very Truly Yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Ben A. Plotkin
Ben A. Plotkin
Executive Vice President

AGREED:

FEDERAL TRUST CORPORATION

By:	/s/ Dennis T. Ward
Dennis T. Ward
President and Chief Executive Officer

ATTACHMENT A

STIFEL, NICOLAUS & COMPANY, INCORPORATED

INDEMNIFICATION, CONTRIBUTION AND

LIMITATION OF LIABILITY PROVISIONS

(a)	The Company agrees to indemnify and hold harmless Stifel Nicolaus and its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel Nicolaus or any of its affiliates within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (Stifel Nicolaus and each such other person or entity being referred to herein as an “Indemnified Person”), from and against all claims, liabilities, losses or damages (or actions in respect thereof) or other expenses which (A) are related to or arise out of (i) actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by the Company or its affiliates or (ii) actions taken or omitted to be taken by an Indemnified Person with the consent or in conformity with the actions or omissions of the Company or its affiliates or (B) are otherwise related to or arise out of Stifel Nicolaus’ activities on behalf of the Company. The Company will not be responsible, however, for any losses, claims, damages, liabilities or expenses pursuant to clause (B) of the preceding sentence which are finally judicially determined to have resulted solely from such Indemnified Person’s gross negligence or willful misconduct. In addition, the Company agrees to reimburse each Indemnified Person for all out-of-pocket expenses (including fees and expenses of counsel) as they are incurred by such Indemnified Person in connection with investigating, preparing, conducting or defending any such action or claim, whether or not in connection with litigation in which any Indemnified Person is a named party, or in connection with enforcing the rights of such Indemnified Person under this Agreement.

(b)	If for any reason the foregoing indemnity is unavailable to an Indemnified Person or insufficient to hold an Indemnified Person harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such claim, liability, loss, damage or expense in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and Stifel Nicolaus on the other, but also the relative fault of the Company and Stifel Nicolaus, as well as any relevant equitable considerations, subject to the limitation that in any event the aggregate contribution of all Indemnified Persons to all losses, claims, liabilities, damages and expenses shall not exceed the amount of fees actually received by Stifel Nicolaus pursuant to this Agreement. It is hereby further agreed that the relative benefits to the Company on the one hand and Stifel Nicolaus on the other with respect to any transaction or proposed transaction contemplated by this Agreement shall be deemed to be in the same proportion as (i) the total value the transaction or proposed transaction bears to (ii) the fees paid to Stifel Nicolaus with respect to such transaction.

(c)	No Indemnified Person shall have any liability to the Company or any other person in connection with the services rendered pursuant to this Agreement, except for any liability for losses, claims, damages or liabilities finally judicially determined to have resulted solely from such Indemnified Person’s gross negligence or willful misconduct.

(d)	The Company agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought from the Company by any Indemnified Person (whether any Indemnified Person is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of Indemnified Persons hereunder from all liability arising out of such claim, action, suit or proceeding.

(e)	To the extent officers or employees of Stifel Nicolaus appear as witnesses, are deposed, or otherwise are involved in or assist with any action, hearing or proceeding related to or arising from any transaction or proposed transaction contemplated by this Agreement or Stifel Nicolaus’ engagement hereunder, or in a situation where such appearance, involvement or assistance results from Stifel Nicolaus’ engagement hereunder, the Company will pay Stifel Nicolaus, in addition to the fees set forth above, Stifel Nicolaus’ customary per diem charges. In addition, if any Indemnified Person appears as a witness, is deposed or otherwise is involved in any action relating to or arising from any transaction or proposed transaction contemplated by this Agreement or Stifel Nicolaus’ engagement hereunder, or in a situation where such appearance, involvement or assistance results from Stifel Nicolaus’ engagement hereunder, the Company will reimburse such Indemnified Person for all expenses (including fees and expenses of counsel) incurred by it by reason of it or any of its personnel being involved in any such action. Notwithstanding the foregoing, such payments to Stifel Nicolaus or any Indemnified Person pursuant to this subparagraph (e) shall not be required in the event a court of competent jurisdiction has finally judicially determined that such costs resulted solely from an Indemnified Person’s gross negligence or willful misconduct.

(f)	The Company waives any right to a trial by jury with respect to any claim or action arising out of this Agreement or the actions of Stifel Nicolaus, and consents to personal jurisdiction, service of process and venue in any court in which any claim covered by the provisions of this Attachment A may be brought against an Indemnified Person.

(g)	The provisions of this Attachment A shall be in addition to any liability the Company may have to any Indemnified Person at common law or otherwise, and shall survive the expiration or termination of this Agreement and the closing or consummation of any transaction or proposed transaction contemplated by this Agreement.